ZURICH

RECEIVED

2007 DEC 27 A 8:21

07028750

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference: File No. 82-5089

Our reference: SWM/bc

Date: December 20, 2007

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 35 22
Dir. fax +41 (44) 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Russian insurer NASTA to operate under the global Zurich brand name"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Legal Adviser

PROCESSED
DEC 31 2007
THOMSON
FINANCIAL

Enclosure

12/27

46674-03

News Release

ZURICH®

Russian insurer NASTA to operate under the global Zurich brand name

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, December 20, 2007 - Zurich Financial Services Group (Zurich) today announced that OOO NASTA Insurance Company (NASTA) will operate under the global Zurich brand and the name Zurich Retail Insurance Company Ltd. This step is in line with Zurich's global "One brand, one Zurich" strategy.

Zurich had acquired a majority stake in NASTA in February 2007 with an agreed path to 100 percent ownership by 2010. NASTA, a leading personal lines insurer in the Russian market, has already started to implement The Zurich Way best practice approaches in all relevant core business activities such as underwriting, distribution, claims and reserving. As a next step, the NASTA brand identity will be replaced by the Zurich one in the first quarter 2008. The company already has started to operate under the legal entity name of Zurich Retail Insurance Company Ltd. earlier this month. The rebranding and renaming is a strong signal of Zurich's commitment to this operation and the Russian market.

The Zurich name had already been present in the Russian market through Zurich Insurance Company (Russia) Limited for more than 10 years in the corporate and commercial areas, with personal lines added in 2005. With the rebranding of NASTA, Zurich will be the largest foreign general insurer operating exclusively under an international brand in the Russian market and will be able to offer a comprehensive and complementary range of products and services to both individual and corporate customers.

The nearly 70 branch offices and over 300 representative offices will over time be overhauled to take on the fresh new look and feel of the Zurich brand. Zurich will launch a major advertising campaign in the first quarter 2008 to raise awareness of what it can offer to customers throughout Russia. The focus of all Marketing and Communication activities will not only be on end customers but also targeted towards distribution channels and partners, i.e. tied agents, banks and other partners such as car dealers and manufacturers, through whom Zurich successfully distributes its products.

Lutz Bauer, CEO of Central and Eastern Europe, which encompasses the Russian unit, said: "With this rebranding, all of our businesses in Russia will operate under the name of Zurich which has been providing trusted insurance services to customers across the globe for more than 135 years. Zurich is ideally positioned to capitalize on the attractive profitable growth opportunities that one of the fastest growing general insurance markets in the world is offering."

Garry Delba, CEO of Zurich Retail Insurance Company Ltd., said: "Operating under the global brand name of Zurich gives us more opportunities and sets new standards for our business and our customers. I'm delighted that we can make this happen and look forward to realizing the full profitable growth benefits it will bring."

Zurich Retail Insurance Company Ltd. (formerly OOO NASTA Insurance Company) is a leading personal lines insurer in Russia with headquarters in Moscow. Established in 1993, it now has more than 3,000 employees and approximately 3,500 tied agents as well as an extensive distribution network, with 67 branches and over 300 representative offices across Russia. Zurich had acquired a majority stake in NASTA in February 2007 with an agreed path to 100 percent ownership by 2010.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

END